Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2005	2004	2003	2002	2001

Earnings including interest on deposits:

Income before income taxes	$41,285	$35,618	$4,974	$(1,004)	$9

Fixed charges	113,330	52,801	21,051	3,609	1,828

	$154,615	$88,419	$26,025	$2,605	$1,837

Fixed charges:

Interest expense	113,141	52,649	20,958	3,549	1,796

Estimated interest component of net rental expense	189	152	93	60	32

	$113,330	$52,801	$21,051	$3,609	$1,828

Ratio of earnings to fixed charges	1.36	1.67	1.24	0.72	1.00

Earnings excluding interest on deposits:

Income before income taxes	$41,285	$35,618	$4,974	$(1,004)	$9

Fixed charges	61,539	26,578	9,056	789	45

	$102,824	$62,196	$14,030	$(215)	$54

Fixed charges:

Interest expense	113,141	52,649	20,958	3,549	1,796

Less interest on deposits	51,791	26,223	11,995	2,820	1,783

Estimated interest component of net rental expense	189	152	93	60	32

	$61,539	$26,578	$9,056	$789	$45

Ratio of earnings to fixed charges	1.67	2.34	1.55	(0.27)	1.20